UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(AMENDMENT NO. 71)
HEARST-ARGYLE TELEVISION, INC.
(Name of Issuer)
SERIES A COMMON STOCK
(Title of Class of Securities)
422317 10 7
(CUSIP Number)
Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
John A. Healy
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

April 27, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

Item 4. Purpose of Transaction
Item 7. Material to be Filed as Exhibits
SIGNATURE
Exhibit 1

SCHEDULE 13D
     This Amendment No. 71 on Schedule 13D (the “Schedule 13D”) relating to shares of Series A Common Stock, $0.01 par value per share (“Series A Common Stock”), of Hearst-Argyle Television, Inc., a Delaware corporation (the “Issuer”), is being filed jointly by The Hearst Corporation, a Delaware corporation (“Hearst”), Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”) and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”) and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the “Trust”, and together with Hearst, Hearst Holdings and Hearst Broadcasting, the “Reporting Persons”), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the “Statement”). Amendments No. 51 through 55 were filed as part of a Schedule TO-T, originally filed on September 14, 2007, and amended on September 20, 2007, September 25, 2007, October 3, 2007 and October 15, 2007.
Item 4. Purpose of Transaction.
     On April 27, 2009, Hearst issued a press release. The press release is filed with this Statement as Exhibit 1. The contents of the press release are incorporated by reference into this Item 4.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 Press release issued by Hearst on April 27, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2009

HEARST BROADCASTING, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2009

HEARST HOLDINGS, INC.
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2009

THE HEARST CORPORATION
By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2009

THE HEARST FAMILY TRUST
By:	/s/ Frank A. Bennack, Jr.
	Name:	Frank A. Bennack, Jr.
	Title:	Trustee